Vedior
where people matter

RECEIVED
2007 OCT 15 P 4: 40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
ABN AMRO 49.72.33.517
Trade Reg. Amsterdam 33292225
VAT number: 0064.70.130.B37
IBAN number: NL11ABNA0497233517
BIC code: ABNANL2A

Amsterdam, 27 September 2007
Re: Vedior agrees to acquire US e-Business Consulting Specialist

07027224

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Jelle Miedema
Company Secretary

dw 10/16

enclosure

Office:
Jachthavenweg 109-H
1081 KM Amsterdam
The Netherlands

Amsterdam, The Netherlands

Vedior agrees to acquire US e-Business Consulting Specialist

For release at 8.30am on 27 September 2007

Vedior is pleased to announce that it has signed a definitive agreement to acquire B2B Workforce Inc. ("B2B" or "the Company"), a provider of e-Business enterprise applications personnel and consulting services.

With headquarters in Alpharetta, Georgia, B2B provides expert consultants and project management in a number of high-demand disciplines such as Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), Enterprise Application Integration (EAI), and Business Intelligence (BI) utilizing SAP and Oracle (PeopleSoft, Siebel, JD Edwards, Retek, Hyperion, and G-Log) enterprise software applications.

Founded in 2000, B2B initially serviced the commercial sector but has since developed a significant public sector practice servicing federal, state and local governments which now accounts for almost a third of the Company's sales. B2B has received numerous awards including Fastest Growing Private Companies in Atlanta for 2005, 2006, and 2007 as well as appearing in the Inc. 5000 list of fastest growing private companies in the US for 2007.

Vedior already has a significant presence in the provision of IT personnel within the US and Canada, primarily through its Sapphire brand. The acquisition of B2B complements Sapphire's national network by enabling our client's to access a wider range of services in both staffing and project management.

Globally, Information Technology is Vedior's largest professional/executive recruitment sector and, in 2006, annual sales derived from IT staffing amounted to €768 million.

Tex Gunning, Vedior's Chief Executive said, "*B2B has a very strong reputation and a blue chip client portfolio within a highly specialised discipline. It provides a useful complement to our existing portfolio of businesses.*"

In 2004, AMR Research predicted that the enterprise applications market will grow from $48 billion to $65 billion by 2009.

For the twelve months up to 31 December 2006, B2B achieved (audited) sales of $79.0 million (€62.8. million).

The transaction has been approved by the boards of directors of both companies, and is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. Vedior also has a significant global network providing administrative and light industrial recruitment.

For further information, please contact:
Tex Gunning, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

END